DAY SECKLER

# MEGAFONO CORPORATION

## FINANCIAL STATEMENT
## FOR THE YEAR ENDED DECEMBER 31, 2021
## and
## FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 2020) to DECEMBER 31, 2020

**MEGAFONO CORPORATION**

**Financial Statement**
**For the Year Ended December 31, 2021**
**and**
**For the Period From Inception (September 1, 2020) to December 31, 2020**

**TABLE OF CONTENTS**

DAY SECKLER

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# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of
Megafono Corporation

We have reviewed the accompanying financial statements of Megafono Corporation ("Megafono"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income and retained earnings and cash flows for the year ended December 31, 2021 and for the period from inception (September 1, 2020) to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

## Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Megafono and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Day Seckler LLP

Fishkill, NY
July 20, 2022

**MEGAFONO CORPORATION**
**Balance Sheets**
**December 31,**

## ASSETS

| | 2021 | 2020 |
|---|---|---|
| **Current Assets** | | |
| Cash | $ 1,277 | $ 20,451 |
| **Other Assets** | | |
| Software Development Costs | 90,210 | 0 |
| **Total Assets** | **$ 91,487** | **$ 20,451** |

## LIABILITIES & STOCKHOLDERS' DEFICIT

| | 2021 | 2020 |
|---|---|---|
| **Current Liabilities** | | |
| Accounts Payable | $ 38,001 | $ 0 |
| Accrued Expenses | 7,000 | 0 |
| **Total Current Liabilities** | 45,001 | 0 |
| **Long-Term Liabilities** | | |
| Notes Payable | 75,000 | 25,000 |
| **Total Liabilities** | **120,001** | **25,000** |
| **Stockholders' Deficit** | | |
| Class A Voting Common Stock, No Par Value 1,000 Shares Authorized, Issued, and Outstanding | **250** | **250** |
| Retained Deficit | **(28,764)** | **(4,799)** |
| **Total Stockholders' Deficit** | **(28,514)** | **(4,549)** |
| **Total Liabilities & Stockholders' Deficit** | **$ 91,487** | **$ 20,451** |

See accompanying notes and independent accountants' review report.

**MEGAFONO CORPORATION**
**Income Statements**
**For the Year Ended December 31, 2021**
**and**
**For the Period From Inception (September 1, 2020) to December 31, 2020**

| | 2021 | 2020 |
|---|---|---|
| **Sales** | $ 0 | $ 0 |
| **Expenses** | | |
| Advertising and Marketing | 8,356 | 0 |
| Bank Charges and Fees | 15 | 0 |
| Legal and Professional Services | 13,875 | 4,707 |
| Meals and Entertainment | 240 | 0 |
| Office Supplies and Software | 1,468 | 92 |
| Travel | 11 | 0 |
| **Net Loss** | **(23,965)** | **(4,799)** |
| Retained Deficit, Beginning | (4,799) | 0 |
| **Retained Deficit, End of Year** | **$ (28,764)** | **$ (4,799)** |

See accompanying notes and independent accountants' review report.

**MEGAFONO CORPORATION**
**Statements of Stockholders' Deficit**
**For the Year Ended December 31, 2021**
**and**
**For the Period From Inception (September 1, 2020) to December 31, 2020**

| | Common Stock | Retained Deficit | Total |
|---|---|---|---|
| **Balance, September 1, 2020 (Inception)** | **$ 0** | **$ 0** | **$ 0** |
| Common Stock Issued | 250 | 0 | **250** |
| Net Loss | 0 | (4,799) | **(4,799)** |
| **Balance, January 1, 2021** | **250** | **(4,799)** | **(4,549)** |
| Net Loss | 0 | (23,965) | **(23,965)** |
| **Balance, December 31, 2021** | **$ 250** | **$ (28,764)** | **$ (28,514)** |

See accompanying notes and independent accountants' review report.

**MEGAFONO CORPORATION**
**Statements of Cash Flows**
**For the Year Ended December 31, 2021**
**and**
**For the Period From Inception (September 1, 2020) to December 31, 2020**

| | 2021 | 2020 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Loss | $ (23,965) | $ (4,799) |
| **Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activites:** | | |
| **Changes in Operating Assets and Liabilities** | | |
| Accounts Payable | 38,001 | 0 |
| Accrued Expenses | 7,000 | 0 |
| **Net Cash Provided by (Used in) Operating Activities** | **21,036** | **(4,799)** |
| **Cash Flows from Investing Activties:** | | |
| Software Development Costs | (90,210) | 0 |
| **Cash Flows from Financing Activties:** | | |
| Common Stock Issued | 0 | 250 |
| Proceeds from Notes Payable | 50,000 | 25,000 |
| **Net Cash Provided by Financing Activites** | **50,000** | **25,250** |
| **Net (Decrease) Increase in Cash** | **(19,174)** | **20,451** |
| Cash, Beginning | 20,451 | 0 |
| **Cash, End of Year** | **$ 1,277** | **$ 20,451** |

See accompanying notes and independent accountants' review report.

**Notes to the Financial Statement**
**For the Year Ended December 31, 2021**
**and**
**For the Period From Inception (September 1, 2020) to December 31, 2020**

## Note 1 Summary of Significant Accounting Policies

### *Incorporation and Nature of Operations*

Megafono Corporation (the Company), was established September 1, 2020, under the laws of the State of Delaware to engage primarily in the business of expanding access and influence to clarify civic intent and capture voter sentiment, developing a more complete understanding of the voting public than has ever existed.

As of the date of the financial statement, the Company has not yet commenced operations.

### *Basis of Presentation*

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP").

### *Fair Value of Financial Instruments*

The Company's financial instruments consist of cash and trade payables. The carrying values of cash and trade payables are considered to be representative of their respective fair values because of the relatively short maturity of these instruments.

### *Cash and Cash Equivalents*

Management considers all short-term investments with a maturity of three months or less to be cash equivalents.

### *Advertising Costs*

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising costs were $8,356 for the year ended December 31, 2021. There were no advertising costs from the period of inception to December 31, 2020.

### *Software Development Costs*

The Company capitalizes all internal and external software development costs as software development is in the application development stage. Software development costs were $90,210 for the year ended December 31, 2021. There were no software development costs from the period of inception to December 31, 2020.

**Notes to the Financial Statement**
**For the Year Ended December 31, 2021**
**and**
**For the Period From Inception (September 1, 2020) to December 31, 2020**

## Note 1 Summary of Significant Accounting Policies

### *Income Taxes*

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the tax effect of temporary differences between asset and liability amounts that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. These deferred taxes are measured by applying current enacted tax laws. Valuation allowances are recognized to reduce deferred tax assets to the amount that will more likely than not be realized.

### *Uncertain Tax Positions*

The Company is required to recognize, measure, classify and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties and interest as a result of such challenge. For the year ended December 31, 2021 and from inception to December 31, 2020, there were no interest or penalties recorded or included in the Company's financial statements.

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from these estimates.

## Note 2 Concentration of Credit Risk

The Company maintains its cash balance in one financial institution. At times, cash balances may be in excess of FDIC insurance limits.

## Note 3 Notes Payable

The Company has three promissory note agreements totaling $75,000 in which two of the notes were entered into during 2021. The notes were used to help finance the startup of the Company. Each of the notes are in the amount of $25,000, payable to Timmy Parrish Jr., Jeff MacKinnon, and John Schwarzman, stockholders of the Company. The notes bear an interest rate of 6% per annum. All unpaid interest and principal shall be due and payable upon request on or after the maturity date of October 1, 2024.

## Note 4 Related Party Transactions

Certain stockholders are paid to develop the Company's software. For the year ended December 31, 2021, these stockholders were paid a total of $81,000. There were no related party transactions from the period of inception to December 31, 2020.

## Note 5 Risks and Uncertainties

As of March 31, 2020, local, U.S., and world governments have encouraged self-isolation to curtail the spread of the global pandemic, coronavirus disease (COVID-19), by mandating temporary work stoppage in many sectors and imposing limitations on travel and size and duration of group meetings. Most industries are experiencing disruption to business operations and the impact of reduced consumer spending. There is unprecedented uncertainty surrounding the duration of the pandemic, its potential economic ramifications, and any government actions to mitigate them. Accordingly, while management cannot quantify the financial and other impact to the Company. As of July 20, 2022, Management believes that some negative impact on the Company's financial position and results of future operations is reasonably possible.

## Note 6 Subsequent Event

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is July 20, 2022.

The Company is attempting to raise $1.5 million in funding through a website called "Wefunder" to be used for operating purposes.

The Board of Directors have authorized the issuance of 10,000,000 shares of stock in the Company. There are no assurances that these shares will be issued.